March 15, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Axonyx, Inc. (the “Company” or “Axonyx”)

Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-25571

Dear Mr. Rosenberg:

We have reviewed the additional comment in your letter dated March 9, 2006, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2004.

We continue to believe that the consolidation of Oxis at December 31, 2004 and through February 28, 2005 was appropriate under generally accepted accounting principles. To more fully explain the facts and circumstances surrounding the acquisition of 52% of Oxis in January 2004 and the board and management control exercised through February 28, 2005, we provide below a detailed chronology of events.

General Overview

Axonyx acquired approximately 52% of Oxis common shares outstanding in January 2004. The identification of Oxis as a suitable acquisition for Axonyx was made to the Axonyx Board by Marvin S. Hausman, then Chairman and CEO of Axonyx. Dr. Hausman had previously served on the Oxis board (independently of Axonyx). Dr. Hausman had resigned from the Oxis board in November 2003. The acquisition was approved by the Axonyx board in January 2004.

After obtaining a majority of the Oxis shares outstanding, Axonyx, through Dr. Hausman and the Axonyx board, then held discussions with Oxis’ management and its Board to gain control of the seven person Oxis board. In April 2004, four members of the Oxis Board resigned, and were replaced by four new directors designated by Axonyx. In fact, three of those four persons were then also directors of Axonyx, and the fourth was Axonyx’s Chief Financial Officer, Colin Neill. At that time Oxis had only two senior management personnel, namely Ray Rogers, Chairman and CEO and Sharon Ellis, CFO and COO.

In June 2004, Mr. Rogers resigned as Chairman and CEO and was replaced by Dr. Bruinsma, as Oxis Chairman and CEO. Dr. Bruinsma continued to serve as President, COO and as a director of Axonyx. In June 2004, Axonyx also appointed Mr. Manus O’Donnell, an independent consultant, to oversee the business operations of Oxis as acting COO of Oxis, resident at the Oxis location. Mr. O’Donnell reported to Dr. Bruinsma on a regular basis. Mr. O’Donnell was then the only Oxis management person and was in charge of operations with direct input and guidance from Dr. Bruinsma and the new Oxis board, the majority of who were Axonyx directors and / or officers. Sharon Ellis left Oxis in August 2004.

In August 2004, another Oxis Board member, Richard Davis, resigned, and so there were only five directors, of whom four were Axonyx designees. Dr. Hausman rejoined the Oxis board in late August 2005, and as a result, five of the six Oxis directors were Axonyx designees, of whom two were current Axonyx directors/employees (Hausman, Bruinsma), one was a current Axonyx employee (Colin Neill) and two were outside Axonyx directors (Gerard Vlak and Steven Ferris). Mr. O’Donnell continued as the only on site Oxis management person, under the direct oversight of Axonyx personnel.

In early December 2004, two of the Axonyx representatives on the Oxis board, Drs. Bruinsma and Vlak, resigned. Dr. Hausman, who was Chairman and CEO of Axonyx, then became acting CEO and CFO of Oxis. At this point, there were four directors of Oxis, of whom three were Axonyx designees.

That remained the situation at December 31, 2004 – a four person Board of Oxis comprised of Tim Rodell, who had been an Oxis director prior to the Axonyx acquisition of the controlling interest in January 2004, and three designees of Axonyx – Dr. Hausman, Mr. Neill and Dr. Ferris. Of those three, Dr. Hausman was also Chairman and CEO of Axonyx, Mr. Neill was the CFO of Axonyx and Dr. Ferris was an independent director of Axonyx. It is also important to note that at year-end, the acting CEO and CFO of Oxis was also the Chairman and CEO of Oxis’ largest single stockholder, Axonyx, and the COO of Oxis, Manus O’Donnell, was an Axonyx designee who reported directly to Dr. Hausman.

In early January 2005, Dr. Steven Ferris resigned from the Oxis board. At that point there were only three Oxis directors remaining, only one of whom, Tim Rodell, was independent. The other two were Axonyx representatives – its Chairman and CEO Dr. Hausman and its CFO, Mr. Neill, CFO of Axonyx. Mr. O’Donnell continued as the only Oxis management person under the direction of Dr. Hausman.

As indicated in the prior two paragraphs, three of the Axonyx representatives on the Oxis board – Drs. Bruinsma, Vlak and Ferris resigned in December 2004 and January 2005. Nevertheless, through February 28, 2005 Axonyx and its representatives controlled the Oxis board and directed all the activities of the only Oxis management person on site – Mr. O’Donnell. Mr. Neill, the CFO of Axonyx, has served as Secretary of Oxis since June 2005, in addition to his role as a board member.

Oxis completed a third party financing in December 2004. The financing was managed and directed by Dr. Hausman and Mr. Neill, using the investment bank Rodman & Renshaw as placement agent. This bank had previously acted as a placement agent for Axonyx capital raises and was well known to Dr. Hausman and Mr. Neill.

Also in December 2004, Mr. Neill engaged an executive search firm to conduct a search for a permanent CEO for Oxis not otherwise affiliated with Axonyx. Several candidates were interviewed and as a result of the process, Mr. Steven T. Guillen was hired as CEO of Oxis effective February 28, 2005. He was also appointed to the Oxis board. At that point Oxis again had four members on its board, two of whom, Tim Rodell and Steven Guillen, were independent from Axonyx, and two of whom, Dr. Hausman and Mr. Neill, were associated with Axonyx as employees and in the case of Dr. Hausman, as a director. Starting on that date, therefore, Axonyx no longer controlled the Oxis board. As a result, Axonyx adopted the equity method of accounting for Oxis since at that point it did not control the board and Mr. Guillen, the new CEO replaced the Axonyx management representative, Mr. O’Donnell whose assignment ended.

The chart below sets forth the size of the Oxis board during the key months of 2004 and early 2005 and identifies the number of Axonyx designees that served on the board during those months.

Composition of Oxis Board and Management, 2004-2005

Date	Size of Entire Oxis Board	No. of Axonyx Designees	CEO	Key Event
1/16/04	7	0	Former Oxis management	Axonyx acquires > 50% equity interest in Oxis
4/25/04	7	4	Former Oxis management	Resignation of 4 directors and replacement with 4 Axonyx designees
6/22/04	6	4	New acting CEO and COO designated by Axonyx

Replacement of Oxis CEO Ray Rogers (and his resignation from Board) with COO of Axonyx, Gosse Bruinsma, serving as acting CEO of Oxis as well as director, and new acting COO, Manus O’Donnell designated by Axonyx

8/1/04	5	4	Designated by Axonyx	Resignation of Oxis director Richard Davis
8/20/04	6	5	Designated by Axonyx	Marvin Hausman, Chairman and CEO of Axonyx joins Board
12/8/04	4	3	Gosse Bruinsma resigns, Marvin Hausman becomes acting CEO and CFO	Resignation of Bruinsma and Gerard Vlak, both Axonyx designees, as directors
1/6/05	3	2	Same	Closing of financing; Steve Ferris (Axonyx designee) resigns from Board; Board now consists of two Axonyx employees – Dr. Hausman and Mr. Neill - and Tim Rodell.
2/28/05	4	2	Appointment of Steven Guillen as CEO and a New Board member	New CEO and member of the Board; Axonyx now controls only 2 of the 4 Board seats

Specific Comments and Company Responses

Please find herein below the Company’s responses to your question as to why the Company consolidated Oxis at December 31, 2004 and through February 28, 2006.

[1] Principles of Consolidation, page F-8

Based on your response to prior comment one, it is still unclear how Axonyx directly or indirectly had a controlling financial interest in Oxis as of December 31, 2004 and through February 28, 2005. As such, please restate your financial statements to de-consolidate Oxis as of December 31, 2004, when Axonyx’s ownership of was diluted to approximately 34% as a result of a third party equity financing in Oxis. Otherwise, please tell us why a restatement is not necessary or clarify why consolidating as of December 31, 2004 and through February 28, 2005 was appropriate by addressing each of the following:

a)

As we did not note in ARB 51, please provide us with the footnote to the general rule that you assert “makes reference to consolidation of subsidiaries controlled by means other than a majority voting interest, including control by significant minority ownership.” Assuming that this footnote is authoritative and is as you describe it, please elaborate on how the significant minority ownership allowed Axonyx to directly or indirectly have a controlling financial interest in Oxis, as contemplated by paragraph 1 of ARB 51.

The footnote we referred to is in section C51 (consolidation) in Volume 1 of the Current Text. Paragraph 102 of that section states that “the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one enterprise, directly or indirectly, of over fifty percent of the outstanding voting shares of another enterprise is a condition pointing toward consolidation. However, there are exceptions to this general rule. (a).”

Footnote (a) states as follows:

“[These exceptions] relate to the concept of control and its place in consolidation policy [and] are part of a broader FASB project on the reporting entity, including consolidations and the equity method. Similarly, consolidation of subsidiaries by means other than ownership of a majority voting interest – control by significant minority ownership, by contract, lease or agreement with other stockholders, by court decree, or otherwise – [is also] part of the project on the reporting Entity. [FAS94, Paragraph10]”

The controlling financial interest at December 31, 2004 through February 28, 2005, after Axonyx’s ownership interest was reduced from 52% to 34%, resulted from its continued control of Oxis’ board of directors and direction of Oxis management, which control was established at the time that Axonyx acquired its majority voting interest.

b)

Regarding your reference to Rule 3A-02 of Regulation S-X, please explain where you believe that Axonyx had a parent-subsidiary relationship with Oxis and why. If so, please refer us to the definitions of “parent” and “subsidiary” that are contemplated by that Rule and explain how Axonyx and Oxis, respectively, met those definitions. If not, please justify why you appear to believe that consolidating Oxis is necessary to present fairly the financial position and result of operations of Axonyx; in so doing, please tell us why this fair presentation would not have been achieved by using the equity method.

Following are the relevant definitions in Reg. 210.1-02 of Regulation S-X:

(p)	Parent. A “parent” of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries.

(x)	Subsidiary. A “subsidiary” of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.

(b)

Affiliate. An “affiliate” of, or a person “affiliated” with, a specific person is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(g)

Control. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

During the period of Axonyx’s continued control of the board of directors of Oxis after its ownership interest was reduced to 34%, it retained the power to direct or cause the direction of the management and policies of Oxis. Accordingly, during such period Axonyx and Oxis had a parent-subsidiary relationship pursuant to the definitions referred to above.

c)

Please clarify how Axonyx having enough representatives to represent a majority of board of directors meant that Axonyx directly or indirectly had a controlling financial interest in Oxis. In so doing, please tell us how, in light of paragraph 17 of APB 18, the board representation suggests more than just that Axonyx could exercise significant influence over the operating and financial policies of Oxis.

As stated above, Axonyx having enough representatives to represent a majority of the board of directors of Oxis after its ownership was reduced to 34% gave it the ability to control Oxis and thereby its 34% ownership interest represented a controlling financial interest during the period of such majority representation. Paragraph 17 of APB 18 does not refer to control of the board of directors, but refers to an investor’s representation on the board of directors as one indicator of the ability to exercise significant influence over operating and financial policies of an investee. Such influence could exist with less than a majority of the board of directors.

As described in the chronology of events above, Axonyx not only had a majority of the Oxis board of directors during the period when consolidation accounting was applied, but controlled and directed the only Oxis management person, Mr. Manus O’Donnell. All daily operational activities were routinely communicated to and approved by the Axonyx representatives involved with Oxis.

d)

Please tell us whether Axonyx could control the actions of the representatives it placed on the Oxis board. In addition, please explain why it appears that the Axonyx representatives ceased being a majority of the Oxis board primarily due to resignations by other Axonyx representatives. In so doing, please tell us whether Axonyx had the right to designate replacements for its representatives that had resigned; if so, describe why Axonyx did not appear to consistently replace the resigned representatives; if not, clarify how this affects the assertion that Axonyx directly or indirectly had a controlling financial interest in Oxis .

As set forth above, subsequent to Axonyx’s ownership interest being reduced to 34%, the board of directors of Oxis was reduced to three members of which Axonyx had appointed two members consisting of Dr. Hausman, the then Chairman and Chief Executive Officer of Axonyx and Mr. S. Colin Neill, the Chief Financial Officer of Axonyx. Accordingly, such members, consistent with their fiduciary obligations as directors, represented the interests of Axonyx.

The Axonyx representatives on the Oxis board were initially appointed by Dr. Hausman then Chairman, CEO and founder of Axonyx. Dr. Hausman continued to be Chairman and CEO of Axonyx when he was appointed Chairman and CEO of OXIS. As such Axonyx and its board were fully apprised of the operational decisions being made at Oxis. During the period when Axonyx controlled the Oxis board, Axonyx was in a position to designate replacements for its representatives that resigned. Until February 28, 2005, Axonyx, had the ability, and through its management representative, Mr. O’Donnell, did control the operating activities of Oxis.

e)

Please tell us whether Axonyx could control the actions of its CEO, in his capacity as the CEO and director of Oxis, and how sharing a CEO meant that Axonyx directly or indirectly had a controlling financial interest in Oxis. In so doing, please tell us how, in light of paragraph 17 of APB 18, the interchange of management personnel suggests more than just that Axonyx could exercise significant influence over the operating and financial policies of Oxis.

As set forth above, subsequent to Axonyx’s ownership interest being reduced to 34% on December 31, 2004, Dr. Hausman, the then Chairman and Chief Executive Officer of Axonyx, became the Chief Executive Officer of Oxis through February 28, 2005 when he was replaced. The only other Oxis management person during such time was their Chief Operating Officer, Mr. Manus O’Donnell who had been hired by Axonyx after it acquired its 52% interest in Oxis. Mr. O’Donnell reported to Dr. Hausman during the period from December 31, 2004 through February 28, 2005. The Company believes that the executive structure of Oxis represented more than just an ability of Axonyx to exercise significant influence over the operating and financial policies of Oxis through the interchange of managerial personnel referred to in paragraph 17 of APB 18, but the exercise of control by Axonyx over Oxis.

f)

As a result of the third party equity financing closed by Oxis, please describe the rights that the third parties obtained and forewent regarding its financial interest in and the composition of the board of directors. In so doing, please tell us why the third party financing did not appear to result in a change in the composition of the Oxis board.

On December 30, 2004, Oxis entered into definitive agreements relating to a private placement of $6.5 million of its securities. The shares were sold to 18 accredited investors.

The investors were not offered, and did not seek board seats, and therefore that financing did not change the composition of the Oxis board.

g)

You responded that APB 18 stated that “the power of control also may exist with a lesser percentage of ownership, for example, by contract, lease agreement with other stockholder or by court decree” apparently a reference to paragraph 3(c). Please tell us whether any of those examples existed and how they gave Axonyx the power to control Oxis. If not, please clarify for us how this reference is relevant and why APB 18 would not have had Axonyx use the equity method.

Although none of the specific examples existed, the relevance of the reference was that the power to control also may exist with a lesser percentage ownership. The examples cited are not the only situations where this could be applicable.

h)

Please clarify your response to address whether you believe that SFAS 94 and EITF 96-16 are applicable to your accounting for the relationship that Axonyx had with Oxis. If so please elaborate on how you have complied with them.

The quoted reference to SFAS 94 and EITF 96-16 in our previous response was to indicate that neither pronouncement prohibited consolidation by an investor with an investee in which it has less than a majority ownership or voting interest.

Other Pertinent Information

We note that the following language is contained in Outback Steakhouse’s consolidation policy (as described in Management’s Discussion and Analysis of Financial Condition and Results of Operation, in the Outback Steakhouse Inc. Form 10-K for the period ended December 31, 2004):

“The consolidated financial statements also include the accounts and operations of our Roy’s consolidated venture in which we have a less than majority ownership. We consolidate this venture because we control the executive committee (which functions as a board of directors) through representation on the board by related parties and we are able to direct or cause the direction of management and operations on a day-to-day basis. Additionally, the majority of capital contributions made by our partners in the consolidated venture have been funded by loans to the partner from a third party where we are required to be a guarantor of the debt, which provides us control through our collateral interest in the joint venture partner’s membership interest. As a result of our controlling financial interest in this venture, it is included in our consolidated financial statement.”

*****

We trust that the above information is responsive to your questions and supports our consolidation of Oxis for the periods referenced. Please contact the undersigned with any further questions or comments on the above.

Sincerely,

/s/ S. Colin Neill

S. Colin Neill

Chief Financial Officer, Secretary and Treasurer